Exhibit 99.1

NEWS RELEASE
Trading Symbol:	TSX: SVM
NYSE AMERICAN: SVM

SILVERCORP REPORTS OPERATIONAL RESULTS AND THE FINANCIAL RESULTS RELEASE DATE FOR THE FIRST QUARTER OF FISCAL 2022

VANCOUVER, British Columbia - July 13, 2021 - Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) reports production and sales figures for the first quarter of fiscal year 2022 ended June 30, 2021 (“Q1 Fiscal 2022”). The Company expects to release its Q1 Fiscal 2022 unaudited financial results on Thursday, August 5, 2021 after market close.

In Q1 Fiscal 2022, the Company produced approximately 1.5 million ounces of silver, 1,000 ounces of gold, 15.9 million pounds of lead, and 7.2 million pounds of zinc, and sold approximately 1.6 million ounces of silver, 1,000 ounces of gold, 16.8 million pounds of lead, and 7.3 million pounds of zinc, representing decreases of 12%, 9%, and 20%, respectively, in silver, gold and lead sold, and an increase of 4% in zinc sold over the first quarter of fiscal 2021 (“Q1 Fiscal 2021”).

The production decline in the current quarter resulted mainly from the Company’s mining contracts renewal negotiations at the Ying Mining District. As reported in the Company’s news release dated April 28, 2021, the Company’s two-year mining contracts with the eight mining contractors at the Ying Mining District expired on March 31, 2021 and the parties reached a temporary two-month extension. During negotiations, some contract workers took breaks or left due to the uncertainty which caused some disruption to mining activities. When the contracts were renewed for an additional two year term in mid May 2021, it took some time for the contractors to bring back all their workers and ramp the operations back up to full capacity. Notwithstanding the production decline in Q1 Fiscal 2022, the Company expects to increase production in the remaining three quarters and meet its annual guidance to produce between 6.3 - 6.6 million ounces of silver, 65.7 - 68.9 million pounds of lead, and 26.9 -28.5 million pounds of zinc in Fiscal 2022.

Q1 FISCAL 2022 OPERATING HIGHLIGHTS

  At the Ying Mining District, ore mined was 142,907 tonnes, down 18% compared to Q1 Fiscal 2021, and ore milled was 155,407 tonnes, down 13% over Q1 Fiscal 2021. Approximately 1.3 million ounces of silver, 1,000 ounces of gold, 13.3 million pounds of lead, and 1.5 million pounds of zinc were produced, representing production decreases of 17% in silver, 9% in gold, 22% in lead, and 21% in zinc over Q1 Fiscal 2021.

  At the GC Mine, ore mined was 88,328 tonnes, up 10% over Q1 Fiscal 2021, and ore milled was 87,670 tonnes, up 4% over Q1 Fiscal 2021. Approximately 190 thousand ounces of silver, 2.6 million pounds of lead, and 5.7 million pounds of zinc were produced, representing an increase of 1% in zinc production, and decreases of 9% and 17% in silver and lead production over Q1 Fiscal 2021.

  On a consolidated basis, ore mined was 231,235 tonnes, down 9% over Q1 Fiscal 2021, and ore milled was 243,077 tonnes, down 7% over Q1 Fiscal 2021. Approximately 1.5 million ounces of silver, 1,000 ounces of gold, 15.9 million pounds of lead, and 7.2 million pounds of zinc were produced, down 16%, 9%, 21%, and 4%, respectively, over Q1 Fiscal 2021.

  On a consolidated basis, the Company sold approximately 1.6 million ounces of silver, 1,000 ounces of gold, 16.8 million pounds of lead, and 7.3 million pounds of zinc, representing decreases of 12%, 9%, and 20%, respectively, in silver, gold and lead sold, and an increase of 4% in zinc sold over Q1 Fiscal 2021.

The operational results for Q1 Fiscal 2022 are summarized as follows:

	Three months ended June 30, 2021			Three months ended June 30, 2020
	Ying Mining			Ying Mining
	District	GC	Consolidated	District	GC	Consolidated
Production Data
Ore Mined (tonne)	142,907	88,328	231,235	174,176	80,379	254,555
Ore Milled (tonne)	155,407	87,670	243,077	177,689	84,637	262,326

Head Grades
Silver (gram/tonne)	279	80	207	293	93	228
Lead (%)	4.2	1.5	3.2	4.6	1.9	3.7
Zinc (%)	0.8	3.3	1.7	0.8	3.4	1.6

Recovery Rates
Silver (%)	94.7	84.1	93.2	94.7	82.8	93.1
Lead (%)	95.7	89.3	94.6	96.2	89.8	95.1
Zinc (%)	59.7	89.3	80.7	63.8	87.3	79.5

Metal production
Silver (in thousands of ounces)	1,283	190	1,474	1,543	209	1,752
Gold (in thousands of ounces)	1.0	-	1.0	1.1	-	1.1
Lead (in thousands of pounds)	13,278	2,600	15,878	16,941	3,136	20,077
Zinc (in thousands of pounds)	1,519	5,679	7,198	1,920	5,613	7,533

Metals sold
Silver (in thousands of ounces)	1,447	195	1,642	1,672	200	1,872
Gold (in thousands of ounces)	1.0	-	1.0	1.1	-	1.1
Lead (in thousands of pounds)	14,175	2,635	16,810	17,779	3,106	20,885
Zinc (in thousands of pounds)	1,521	5,734	7,255	2,037	4,921	6,958

Ying Mining District

In Q1 Fiscal 2022, ore mined at the Ying Mining District was 142,907 tonnes, a decrease of 18%, compared to 174,176 tonnes in Q1 Fiscal 2021. Ore milled was 155,407 tonnes, with average head grades of 279 grams per tonne (“g/t”) for silver, 4.2% for lead, and 0.8% for zinc, compared to 177,689 tonnes of ore milled with average head grades of 293 g/t for silver, 4.6% for lead, and 0.8% for zinc in Q1 Fiscal 2021. Metals production was approximately 1.3 million ounces of silver, 1,000 ounces of gold, 13.3 million pounds of lead, and 1.5 million pounds of zinc, compared to approximately 1.5 million ounces of silver, 1,100 ounces of gold, 16.9 million pounds of lead, and 1.9 million pounds of zinc in

Q1 Fiscal 2021. The decrease was mainly due to the mining disruptions arising from the mining contracts renewal negotiations as discussed above.

GC Mine

In Q1 Fiscal 2022, ore mined at the GC Mine was 88,328 tonnes, an increase of 10% compared to 80,379 tonnes in Q1 Fiscal 2021. Ore milled was 87,670 tonnes, with average head grades of 80 g/t for silver, 1.5% for lead, and 3.3% for zinc, compared to 84,637 tonnes of ore milled with average head grades of 93 g/t for silver, 1.9% for lead and 3.4% for zinc in Q1 Fiscal 2021. Metals production was approximately 190 thousand ounces of silver, 2.6 million pounds of lead, and 5.7 million pounds of zinc, compared to approximately 209 thousand ounces of silver, 3.1 million pounds of lead, and 5.6 million pounds of zinc in Q1 Fiscal 2021.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: social and economic impacts of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.